SECURITIES AND
                                 EXCHANGE COMMISSION
                                WASHINGTON, DC 20549

                                    SCHEDULE 13D

                      UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                  (AMENDMENT No. 1)

                                 Ashland Coal, Inc.
                                  (Name of issuer)

                                    Common Stock
                           (Title of class of securities)

                                     043906 10 6
                                   (CUSIP number)

                                  Thomas L. Feazell
                Senior Vice President, General Counsel and Secretary
                                    Ashland Inc.
                            (formerly Ashland Oil, Inc.)
                                 1000 Ashland Drive
                                  Russell, KY 41169
                                   (606) 329-3333
                   (Name, address and telephone number of person
                  authorized to receive notices and communications)

                                  February 8, 1995
               (Date of event which requires filing of this statement)


            If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ____.

            Check the following box if a fee is being paid with the statement. ____ (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                                                  Page 2 of 7 pages

      CUSIP No.  043906 10 6        13D


      1  NAME OF REPORTING PERSONS   Ashland Inc. (formerly Ashland Oil, Inc.)
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
            61-0122250

      2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)
            N/A                                                     (b)

      3  SEC USE ONLY

      4  SOURCE OF FUNDS      00    (See Item 3)

      5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

      6  CITIZENSHIP OR PLACE OF ORGANIZATION
            Kentucky

                  NUMBER OF     7     SOLE VOTING POWER
                   SHARES             9,851,770 shares of Common Stock*
                BENEFICIALLY          (See Items 1 and 5)
                 OWNED BY
                   EACH         8     SHARED VOTING POWER
                REPORTING                 0
              PERSON WITH
                                 9    SOLE DISPOSITIVE POWER
                                      9,851,770 shares of Common Stock*
                                      (See Items 1 and 5)

                                10    SHARED DISPOSITIVE POWER
                                          0

      11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            9,851,770 shares of Common Stock*         (See Items 1 and 5)

      12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES


      13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            53.8% of the shares of Common Stock*      (See Items 1 and 5)

                                          Page 3 of 7 pages


      14  TYPE OF REPORTING PERSON
            CO





      * Includes shares of Common Stock obtainable through the conversion of the Class B Preferred Stock into Common Stock before August 18, 1998.

                                               Page 4 of 7 pages


                         Securities and Exchange Commission
                               Washington, D.C. 20549
                                    Schedule 13D

      Item 1.  Security and Issuer

            Ashland Inc. ("Ashland") currently owns 7,099,870 shares of Common Stock ("Common Stock"), par value $.01 per share, of Ashland Coal, Inc. ("Ashland Coal"), a Delaware corporation. Pursuant to a Put and Call Agreement (the "Put and Call Agreement") by and between Ashland and Saarbergwerke AG ("Saarberg") previously attached as Exhibit A to the
      Schedule 13D filed on December 15, 1994 (the "Schedule 13D"), Saarberg granted Ashland the option to purchase 150 shares of Ashland Coal Class B Preferred Stock (the "Class B Preferred") owned by Saarberg (hereinafter the "Call Option") and Ashland granted Saarberg the option to require Ashland to purchase the Class B Preferred (hereinafter the "Put Option"). Pursuant to the terms of the Put and Call Agreement, Ashland exercised the Call Option on February 1, 1995 and closed the purchase of the Class B Preferred on February 8, 1995.
            Pursuant to a Restated Shareholders Agreement (the "Shareholders Agreement") among Ashland, Saarberg and Carboex International, Inc. ("Carboex") and Ashland Coal previously attached as Exhibit B to the
      Schedule  13D, Carboex  had a  right of  first refusal  to  purchase its
      Proportionate Percentage (as such term is defined in the Shareholders Agreement) of the Class B Preferred (the Right of First Refusal ). In addition, the Shareholders Agreement required Carboex s consent to the sale of the Class B Preferred, which consent could not be unreasonably withheld. Carboex notified Saarberg that it would not exercise its Right of First Refusal and gave its consent to Saarberg to sell the Class B Preferred to Ashland.
            Each share of Class B Preferred is presently convertible into 18,346 shares of Common Stock. This conversion rate increases to 19,596 shares of Common Stock on August 18, 1998 and to 20,846 shares of Common Stock on August 18, 2003. The holders of the Class B Preferred and Class C Preferred Stock, voting together as a class and using cumulative voting, have the right to elect one director to Ashland Coal's Board of Directors for every 63 shares of Class B Preferred and Class C Preferred Stock held by such holders, provided that the maximum number of directors which can be elected is three.

                                        Page 5 of 7 pages


            The principal executive offices of Ashland Coal are located at 2205 Fifth Street Road, Huntington, West Virginia 25771.


      Item 2.  Identity and Background

            (a), (b) and (c) Ashland is a Kentucky corporation with its principal executive offices located at 1000 Ashland Drive, Russell, KY 41169. Ashland is a large U.S. independent refiner and independent crude oil gatherer and marketer; a regional retail marketer of gasoline and merchandise; and a motor oil and automotive chemical marketer in the U.S. and other countries.
            In addition, Ashland is a large distributor of chemicals and plastics in North America; a supplier of specialty chemicals worldwide; a large U.S. highway contractor; and a producer of natural gas and crude oil. Ashland also has equity positions in Ashland Coal and Arch Mineral Corporation, both U.S. coal producers.
            The executive officers and directors of Ashland and their principal occupations and business addresses are shown on the attached
      Schedule I. Each executive officer s position is with Ashland Inc. or a division or subsidiary thereof. Each director's address is Ashland Inc., c/o Office of the Secretary,1000 Ashland Drive, Russell, KY 41169.
            (d-e) During the last five years, neither Ashland nor any of the persons listed in Schedule I hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
            (f)   Each executive officer and director is a U.S. citizen.


      Item 3.  Source and Amount of Funds or Other Consideration
            The purchase price of the Class B Preferred was $110,076,000. The consideration for the purchase price was provided from the issuance of corporate debt.

                                              Page 6 of 7 pages

      Item 4.  Purpose of Transaction
            Ashland acquired the Class B Preferred for investment purposes. Currently, Ashland does not intend to convert the Class B Preferred into Common Stock.
            At the closing of the purchase of the Class B Preferred, the two directors elected by Saarberg to Ashland Coal s Board of Directors resigned. Ashland as owner of the Class B Preferred intends to elect at least one representative to Ashland Coal's Board and may choose to elect a second representative to fill these vacancies.
            Ashland has no current plans or proposals which relate to or would result in: (a) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving Ashland Coal or any of its subsidiaries; (b) a sale or transfer of a material amount of assets of Ashland Coal or any of its subsidiaries; (c) any change in the present Board of Directors or Management of Ashland Coal other than as described above; (d) any material change in the present capitalization or dividend policy of Ashland Coal; (e) any other material change in Ashland Coal s business or corporate structure; (f) changes in Ashland Coal's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of Ashland Coal by any person; (g) causing a class of securities of Ashland Coal to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (h) a class of equity securities of Ashland Coal becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (i) any action similar to any of those enumerated above. Ashland continues to evaluate increasing its ownership in Ashland Coal. Ashland has no current plans to dispose of any Ashland Coal stock.


      Item 5.  Interest in Securities of the Issuer

            Ashland currently owns 7,099,870 shares of Common Stock which constitutes 38.8% of the voting power of Ashland Coal. Assuming the immediate conversion of the 150 shares of Class B Preferred into Common Stock, Ashland would be deemed to beneficially own a total of 9,851,770 shares of Common Stock which would constitute a total of 53.8% of the voting power of Ashland Coal. No transactions were effected with

                                           Page 7 of 7 pages


      respect to the Common Stock during the past 60 days by Ashland, its subsidiaries and its executive officers, directors and affiliated persons other than the Call and Put Option transaction described above and the periodic reinvestment of dividends under the Ashland Coal Dividend Reinvestment Plan.


      Item 6. Contracts, Arrangements or Understandings with Respect to Securities of the Issuer

            See Item 1.


      Item 7.  Material to be Filed as Exhibits
            None




                                      SIGNATURE
            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                 February 8, 1995
                                         --------------------------------
                                                       (Date)

                                              /s/  Thomas L. Feazell
                                         --------------------------------
                                               Thomas L. Feazell
                                               Senior Vice President, General
                                               Counsel and Secretary of
                                               Ashland Inc.